Prospectus Supplement filed under Rule 424(b)(3)
                                                      Registration No. 333-82368




                              Prospectus Supplement
                               Dated June 11, 2002

          The Prospectus dated May 15, 2002 relating to the offer for resale of up to $701,960,000 aggregate principal amount of The Interpublic Group of Companies, Inc.'s Zero-Coupon Convertible Senior Notes Due 2021, and such shares of common stock as may be issued upon conversion of the notes, is hereby supplemented by amending the name of the following Selling Securityholder in the "Selling Securityholders" table in the Prospectus Supplement dated May 16, 2002:
"BNP Paribas London Branch USD Converts" shall be amended to read "BNP Paribas Securities Corp., as agent for BNP Paribas, London."